

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 11, 2016

Andreas W. Mattes
Chief Executive Officer
Diebold, Incorporated
5995 Mayfair Road
North Canton, OH 44720

Re: **Diebold, Incorporated**
       Form 10-K for Fiscal Year Ended December 31, 2015
       Filed February 29, 2016
       File No. 001-04879

Dear Mr. Mattes:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2015 comparison with 2014

Net Income from Continuing Operations, net of tax, page 31

1.   You disclose several factors impacting the effective tax rate for the year ended December 31, 2015. Please quantify for us the significant factors impacting the change in your effective tax rate for 2015 compared to 2014. In light of the significance in the change in your effective tax rate, tell us what consideration you gave to quantifying each item impacting the fluctuation in your effective tax rate for the periods presented. We refer you to Item 303(a)(3)(i) of Regulation S-K, Section III.D of SEC Release 33-6835, and Section III.B of SEC Release 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5: Income Taxes, page 69

2.   Please tell us how the repatriation of foreign earnings, the associated recognition of foreign tax credits, and benefits due to the passage of the PATH Act are presented in your rate reconciliation. Tell us the amount of the impact of these items on your income tax benefit for 2015 and what consideration was given to separately disclosing the impact of these items. In addition, please explain the reasons for the increase in significance of the impact of the foreign tax rate differential. Please refer to ASC 740-10-50-14.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services